Points international Ltd.

9th Floor,100 University Avenue Toronto,Ontario M5j2y1 WWW.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on May 6, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 12:00 pm, Eastern Time, on May 4, 2009.

Appointment of Proxyholder
I/We being holder(s) of Points International Ltd. hereby appoint: Robert		Enter the name of the person you are appointing if this person is someone other than the foregoing.
MacLean, Chief Executive Officer, or failing him Christopher Barnard, the President of the Corporation	OR

as our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual and special meeting of shareholders of Points International Ltd. to be held at Metro Toronto Convention Centre, Room 206B, 255 Front Street West, Toronto, Ontario on May 6, 2009 at 12:00 p.m. ET and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Withhold

1. Election of Directors
Vote FOR or WITHHOLD for all nominees proposed by Management	☐ ☐

Management recommends that you vote FOR all nominees as outlined in the Management Information Circular.

For Withhold

2. Appointment of Auditors
Vote FOR or WITHHOLD for the appointment of Deloitte & Touche LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐ ☐

Management recommends that you vote FOR the appointment of Deloitte & Touche LLP.

For Against

3. Change to Maximum Board Size
Vote FOR or AGAINST the resolution attached as Schedule B to the Management Information Circular reducing the maximum board size to seven.	☐ ☐

Management recommends that you vote FOR the resolution.

For Against

4. Change to Quorum Requirement
Vote FOR or AGAINST the resolution attached as Schedule D to the Management Information Circular changing the quorum requirement for shareholder meetings.	☐ ☐

Management recommends that you vote FOR the resolution.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report - Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.